15048383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 26775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ECONOMY SECURITIES, INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 MORTENSEN LANE
(No and Street)

EVANSVILLE (City) IN (State) 46250 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LARRY WEINZAPFEL 812-474-1016
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, LARRY WEINZAPFEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ECONOMY SECURITIES, INCORPORATED, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA L. NELSON
Vanderburgh County
My Commission Expires
August 27, 2017

NOTARY SEAL STATE OF INDIANA

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
ECONOMY SECURITIES, INC.
Evansville, Indiana

Report on the Financial Statements
We have audited the accompanying financial statements of ECONOMY SECURITIES, INC.an Indiana limited liability company, which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ECONOMY SECURITIES, INC.as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 18, 2014

ECONOMY SECURITIES, INCORPORATED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	82,772
Deposit with clearing organization		20,000
Receivable from broker-dealers and clearing organization		16,469
Other assets		10,933
Total Assets	$	130,174

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	7,577
STOCKHOLDER'S EQUITY		
Common stock		70,000
Paid-in capital		35,000
Retained Earnings		17,597
Total stockholder's equity		122,597
Total Liabilities and Stockholder's Equity	$	130,174

See Notes to Financial Statements

ECONOMY SECURITIES, INCORPORATED

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2014

		Amount	Percent of total revenues
REVENUES			
Trail fees	$	150,344	47.2
Commissions		124,246	39.0
Other income		36,070	11.3
Other correspondent income		8,123	2.5
Interest income		7	-
Total revenues		318,790	100.0
EXPENSES			
Employee compensation, taxes, and benefits		135,430	42.5
Other expenses		47,932	15.0
Clearance and regulatory fees		27,419	8.6
Occupancy		19,200	6.0
Communications and data processing		4,176	1.3
Total expenses		234,157	73.4
Net Income	$	84,633	26.6

See Notes to Financial Statements

ECONOMY SECURITIES, INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2014

	Common Stock		Paid-in	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
Balances, December 31, 2012	700	$ 70,000	$ 35,000	$ (12,036)	$ 92,964
Net Income	-	-	-	84,633	84,633
Distributions	-	-	-	(55,000)	(55,000)
Balances, December 31, 2013	700	$ 70,000	$ 35,000	$ 17,597	$ 122,597

See Notes to Financial Statements

ECONOMY SECURITIES, INCORPORATED

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from clearing organization and others	$ 314,236
Interest received	7
Cash paid to suppliers and employees	(239,104)
Net cash provided by operating activities	75,139
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(55,000)
Net cash used in financing activities	(55,000)
Net Increase in Cash	20,139
Beginning Cash	62,633
Ending Cash	$ 82,772

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Net Income	$ 84,633
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivable from broker-dealers and clearing organization	(4,547)
Decrease in accounts payable and accrued expenses	(4,551)
Increase in other assets	(396)
Net cash provided by operating activities	$ 75,139

See Notes to Financial Statements

ECONOMY SECURITIES, INCORPORATED
Notes to Financial Statements
December 31, 2014

NOTE 1
NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of operations:

Economy Securities, Incorporated (the Company) operates as a fully-disclosed introducing broker in trading and investment securities. The Company's customer base is primarily individual investors located in Indiana, Illinois and Kentucky. The Company is a wholly owned subsidiary of Economy Acquisition Corp.

A summary of the Company's significant accounting policies follows:

Use of estimates:

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash:

For purposes of the statement of cash flows, the Company considers all cash on hand, bank checking accounts, and money market accounts to be cash.

Allowance for doubtful accounts:

The receivable from broker-dealers and clearing organization consists of fees and commissions due from broker-dealers and Southwest Securities, Inc. (Clearing Organization) and is considered fully collectible by management. Therefore, no allowance for doubtful accounts has been provided.

Revenue and expenses:

Commissions and related clearing expenses are recorded on a settlement-date basis. There were no significant transactions at December 31, 2014 that would require reconciliation with trade-date basis accounting.

Advertising:

The Company expenses advertising production costs as incurred and advertising communication costs the first time the advertising takes place. Advertising expense was $8,088 for the year ended December 31, 2014.

NOTE 1 (Continued)
NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Income taxes:

The Company is a qualified subchapter S subsidiary and is not treated as a separate corporation for income tax purposes. The Company's assets, liabilities and income are treated as assets, liabilities, and income of its parent company, which has elected to be classified as an S corporation for income tax purposes. Therefore, no provision or liability of income taxes has been recorded in the accompanying financial statements.

The Company is subject to potential examination by U.S. Federal and state taxing authorities. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions. Management believes the Company is no longer subject to tax examinations for years prior to 2011. The Company has evaluated its tax positions for all open tax years and management believes all tax positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the years ended December 31, 2014 and 2013. If assessed, the Company classifies any interest and penalties recognized with a tax position as other expenses in the statement of income.

Subsequent events:

Management has evaluated subsequent events through the date of this report 2014, the date which the financial statements were available to be issued.

NOTE 2
CASH DEPOSIT WITH CLEARING ORGANIZATION

The Company had an interest-bearing deposit of $20,000 with the Clearing Organization at December 31, 2014.

NOTE 3
COMMON STOCK

The authorized capital of the Company consisted of 10,000 shares of no par value common stock and 700 shares were issued and outstanding at a stated value of $100 per share at December 31, 2014.

NOTE 4
RELATED PARTY TRANSACTIONS

The Company leases office space from Weinzapfel & Co., LLC, a related entity under common control, under an operating lease with an initial one-year term that is renewed annually. Total rent paid under this lease was $19,200 for the year ended December 31, 2014.

The Company leases employees from WH Benefits, Inc., a related entity under common control. Reimbursement of such costs, including compensation, taxes, and benefits, under this arrangement was $135,430 for the year ended December 31, 2014, and $4,712 was payable to this related entity at December 31, 2014.

The Company receives commissions from Weinzapfel Wealth Advisors, Inc., a related entity under common control. Commissions received totaled $36,070 for the year ended December 31, 2014, and $11,070 was due from this entity at December 31, 2014.

NOTE 5
NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (Commission) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $110,063, which was $105,063 in excess of its required net capital of $5,000 at December 31, 2014. In addition, the Company's net capital ratio was 0.07 to 1 at December 31, 2014.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE ACT OF 1934

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765 588 4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Board of Directors
ECONOMY SECURITIES INCORPORTED
Evansville, Indiana

We have audited the financial statements of ECONOMY SECURITIES INCORPORATED as of and for the year ended December 31, 2014, and our report thereon dated the date of this report, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained as, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SHEDJAMA, INC,
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 18, 2014

ECONOMY SECURITIES, INCORPORATED

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2014

NET CAPITAL	
Stockholder's equity qualified for net capital	$ 122,597
Total nonallowable assets:	
FINRA CRD Deposit	(52)
Prepaid expenses	(10,880)
Total nonallowable assets	(10,932)
Net capital before haircuts on securities	111,665
Haircuts on securities - money market account	(1,602)
Net capital	$ 110,063
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 7,577
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 505
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 105,063
Excess net capital at 1000%	$ 109,305
Ratio of aggregate indebtedness to net capital	0.07 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)	
Net capital as reported in Company's Part II (unaudited) FOCUS Report	$ 110,115
Reclassification of FINRA CRD deposit as nonallowable assets	(52)
Net capital per above computation	$ 110,063

ECONOMY SECURITIES, INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2014

Broker-dealer is exempt from Rule 15c3-3. All customer transactions are cleared through Southwest Securities Corporation on a fully disclosed basis.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors
ECONOMY SECURITIES, INCORPORATED
Evansville, Indiana

In planning and performing our audit of the financial statements of ECONOMY SECURITIES, INCORPORATED (the Company), as of and for the year ended December 31, 2014 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of t\control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of pursuing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 18, 2014

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
ed@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Board of Directors
ECONOMY SECURITIES INCORPORTED
Evansville, Indiana

We have audited the financial statements of ECONOMY SECURITIES INCORPORATED as of and for the year ended December 31, 2014, and our report thereon dated the date of this report, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained as, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SHEDJAMA, INC,
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 18, 2014

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4339
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board Members
ECONOMY SECURITIES INCORPORATED
Evansville, Indiana

In planning and performing our audit of the financial statements of ECONOMY SECURITIES INCORPORATED as of and for the year ended December 31 ,2014, in accordance with auditing standards generally accepted in the United States of America, we considered ECONOMY SECURITIES INCORPORATED'S internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of ECONOMY SECURITIES INCORPORATED'S internal control. Accordingly, we do not express an opinion on the effectiveness of ECONOMY SECURITIES INCORPORATED'S internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by ECONOMY SECURITIES INCORPORATED including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because ECONOMY SECURITIES INCORPORATED does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of ECONOMY SECURITIES INCORPORATED is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(CONTINUED)

(CONTINUED)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that ECONOMY SECURITIES INCORPORATED'S practices and procedures, as described in the second paragraph of this report, were adequate as of the date of this report, to meet the SEC's objectives.

This report is intended solely for the information and use of The Members of, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 18, 2014

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

o@edwardoppermancpa.com | www.edwardoppermancpa.com

RECONCILIATION INCLUDING APPROPRIATE EXPLANATION OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE FIRM'S CORRESPONDING UNAUDITED PART 11 A FOCUS REPORT FILING

The Board Members
ECONOMY SECURITIES INCORPORATED
Evansville, Indiana

There were no material differences existing at December 31, 2014 between the audited computation of net capital and the un-audited Part II A Focus Filing at December 31, 2014.

There was an additional accrued liability recorded for the audit report after the filing of Form X-17A-5 for the period ending December 31, 2014.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 18, 2014

interpretations underlying the measurement and presentation of the supplementary information, and we believe that those assumptions or interpretations are reasonable.

- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended DECEMBER 31, 2014.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives of SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
- Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

We believe that our practices and procedures were adequate at DECEMBER 31, 2014 to meet the SEC's objectives. There have been no significant changes in internal control since DECEMBER 31, 2014.

- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended DECEMBER 31, 2014 and through the date of this report. see attached
- Net capital computations prepared by us during the period JANUARY 1, 2015 through the date of this report indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. We are not subject to, and did not prepare, a reserve requirement calculation in accordance with SEC Rule 15c3-3.
- There were no significant deficiencies, material weaknesses, or material inadequacies at DECEMBER 31, 2014 or during the period JANUARY 1, 2015 through the date of this report, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- There are no outstanding past due PCAOB accounting support fees.
- We are aware of the requirements regarding expense-sharing agreements as specified in the July 11, 2003 letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has appropriately recorded all expenses relative to the operation of its business and, therefore, is in compliance with the requirements stipulated in the letter.

Signature: [signature]

Printed Name and Title: LARRY G WEINZAPFEL, PRESIDENT

Date: February 25, 2015

(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

ECONOMY SECURITIES INCORPORATED
1301 MORTENSEN LANE
EVANSVILLE, IN 47715

EDWARD OPPERMAN, CPA
1901 Kossuth Street
Lafayette, IN 47905

This representation letter is provided in connection with your audit of the financial statements of ***ECONOMY SECURITIES, INC.***, which comprise the statement of financial condition as of ***DECEMBER 31, 2014***, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your audit.

Financial Statements

- We have fulfilled our responsibilities, as set out in the terms of our audit engagement letter, including our responsibility for the preparation and fair presentation of the financial statements and supplementary information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- Related party relationships and transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.

- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.
- The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

Information Provided

- We have provided you with:
  - o Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.
  - o Additional information that you have requested from us for the purpose of the audit.
  - o Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
  - o Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.
- The books and records underlying the financial statements and supplementary information have been reconciled to supporting data and properly adjusted as necessary.
- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
  - o Management,
  - o Employees who have significant roles in internal control, or
  - o Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the entity's financial statements communicated by employees, former employees, analysts, regulators, short sellers, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements.
- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.
- We have obtained the service auditor's report from our service organization. We have reviewed that report, including the complementary user controls. We have implemented the relevant user controls and they were in operation for the year ended.
- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- We have disclosed to you the identity of the entity's related parties and all the related party relationships and transactions of which we are aware.
- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We understand and acknowledge our responsibility for presenting the supplementary information in the audit report in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934, and we believe supplementary information, including its form and content, is fairly presented in accordance with U.S. GAAP and Rule 17a-5. The methods of measurement and presentation of the supplementary information has not changed from those used in the prior period. We are responsible for, and have disclosed to you, any significant assumptions or